FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2006

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: December 21, 2006	/s/ Donat Madilo Donat Madilo Treasurer

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Banro Corporation

1 First Canadian Place

Suite 7070, 100 King Street West

Toronto, Ontario M5X 1E3

Item 2	Date of Material Change

December 14, 2006

Item 3	News Release

The news release (the "News Release") was issued on December 14, 2006 through Canada NewsWire.

Item 4	Summary of Material Change

See item 5 below.

Item 5	Full Description of Material Change

Banro Corporation (the "Company" or "Banro") announced in the News Release further results from the Company's current core drilling program at its wholly-owned Twangiza project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the "DRC").

Assay results have been received for an additional 20 core holes drilled at Twangiza.

Highlights include:

Twangiza Main Zone

•	Hole TDD041 intersected 24.10 metres grading 2.49 g/t Au from 93.00 metres.
•	Hole TDD042 intersected 78.44 metres grading 2.16 g/t Au from 14.56 metres.
•	Hole TDD054 intersected 131.81 metres grading 2.25 g/t Au from 0.00 metres.
•	Hole TDD058 intersected 96.34 metres grading 2.49 g/t Au from 0.00 metres and 40.89 metres grading 2.45 g/t Au from 110.6 metres.
•	Hole TDD061 intersected 53.18 metres grading 2.70 g/t Au from 51.0 metres and 61.00 metres grading 3.62 g/t Au from 120.0 metres.

Kashegeshe (New Mineralised Zone)

•	Hole TDD050 intersected 41.56 metres grading 4.68 g/t Au from 40.00 metres.
•	Hole TDD047 intersected 3.65 metres grading 46.43 g/t Au from 61.95 metres and 3.00 metres grading 8.51 g/t Au from 45.71 metres.

Core holes were inclined at between minus 50 and 55 degrees and averaged 264.5 metres in depth with a maximum of 497.1 metres down the hole. Core recovery for these holes averaged 95% within the mineralized zones. It is estimated that the true widths of the mineralized zones are approximately 90% of the intersected widths in the holes.

All core holes were drilled within the Main Twangiza deposit except TDD043, TDD047 and TDD050, which were drilled 1,400 metres to the north of the Main deposit and south of the Kashegeshe workings. Drill hole spacing was at 40 to 80 metre sections within the Main Twangiza deposit while the drilling to the north was at approximately 300 metre spaced sections.

The mineralized sections of the Main Twangiza deposit are hosted within a series of mineralized feldspar porphyry sills and low grade, pelitic metasediments along a northerly trending anticlinal structure. The gold mineralization is associated with pyrite and arsenopyrite sulphides and silicic, carbonate and potassic alteration.

The new mineralized zone intersected in boreholes TDD047 and TDD050 between Kashegeshe and Lukungurhi comprises a sedimentary package of mudstone, carbonaceous mudstone and siltstone that have been intruded by feldspar porphyry sills. Sulphide mineralization consists of disseminated and massive, pyrite and arsenopyrite. Surface structural mapping indicates a NNW-SSE bedding plane trend which is similar in orientation to the Main Twangiza deposit. Borehole TDD043, 300 metres to the south of TDD050 and 150 metres north of the Lukungurhi workings, is now interpreted as having been drilled into the hanging wall of the mineralised trend. Further drilling will be undertaken next year to determine the resource potential of this new mineralised zone.

A locality plan of the reported drill holes is annexed to this report after page 7 of this report.

Results from the core holes are tabulated in the following table:

HOLE	NORTHING	EASTING	AZIMUTH	INCL.	MINERALIZATION			Au
	(UTM)	(UTM)			FROM	TO	WIDTH	(g/t)
					(m)	(m)	(m )
TDD041	9682786	693458.1	70	-55	0.00	6.30	6.30	1.85
					93.00	117.10	24.10	2.49

TDD042	9682442	693463	70	-55	0.00	10.44	10.44	4.29
					14.56	93.00	78.44	2.16
					110.00	113.45	3.45	1.56
					117.00	178.90	61.90	1.97
					186.57	189.68	3.11	1.71
					234.00	237.00	3.00	1.03
					251.00	252.00	1.00	5.97
					299.67	303.77	4.10	2.27
					321.69	323.69	2.00	1.21

HOLE	NORTHING	EASTING	AZIMUTH	INCL.	MINERALIZATION			Au
	(UTM)	(UTM)			FROM	TO	WIDTH	(g/t)
					(m)	(m)	(m )
TDD043	9684217	693040.5	80	-55	No Significant Intersection

TDD044	9682592	693398.6	70	-51	64.27	89.72	25.45	1.60
					92.32	119.83	27.51	1.34
					180.30	191.50	11.20	0.81

TDD045	9682675	693400.6	70	-51	43.73	62.00	18.27	0.95
					66.00	71.00	5.00	0.90
					75.00	77.00	2.00	1.39
					84.00	112.00	28.00	1.19
					153.00	154.60	1.60	2.02
					162.00	166.47	4.47	1.04
					177.00	180.95	3.95	0.88

TDD046	9682764	693410.6	70	-51	50.00	73.12	23.12	1.52
					95.14	97.14	2.00	1.21
					113.00	116.00	3.00	1.29
					204.70	206.70	2.00	1.17
					277.65	278.31	0.66	1.23

TDD047	9684785	692805.7	80	-55	45.71	48.71	3.00	8.51
					61.95	65.60	3.65	46.43
					73.34	76.34	3.00	3.68
					79.84	80.84	1.00	5.87

TDD048	9682534	693460.3	70	-51	0.00	9.20	9.20	1.99
					20.40	28.32	7.92	3.49
					32.60	54.08	21.48	1.57
					58.30	70.00	11.70	1.27
					104.52	105.52	1.00	1.29
					112.80	114.80	2.00	1.41
					121.40	131.00	9.60	1.00
					135.15	138.08	2.93	1.77
					144.38	147.00	2.62	0.98
					149.20	151.80	2.60	2.19
					155.00	156.60	1.60	1.10
					159.00	161.55	2.55	4.23
					164.50	166.00	1.50	7.71
					170.00	195.00	25.00	2.07
					199.00	200.70	1.70	1.21
					237.12	248.55	11.43	1.11

HOLE	NORTHING	EASTING	AZIMUTH	INCL.	MINERALIZATION			Au
	(UTM)	(UTM)			FROM	TO	WIDTH	(g/t)
					(m)	(m)	(m )
TDD049	9682606	693439.6	70	-50	15.04	21.06	6.02	6.31
					27.01	30.50	3.49	2.04
					67.25	69.37	2.12	0.84
					79.00	83.13	4.13	4.24
					86.00	94.00	8.00	1.52
					97.00	99.00	2.00	1.48
					101.61	102.12	0.51	7.10
					179.00	182.42	3.42	4.67
					192.50	194.50	2.00	1.03

TDD050	9684503	692867.2	80	-55	40.00	81.56	41.56	4.68
				Including
					40.00	44.00	4.00	4.23
					47.00	54.80	7.80	5.82
					57.19	81.56	24.37	5.38

TDD051	9682464	693504.3	70	-50	0.00	5.00	5.00	5.92
					21.00	67.00	46.00	1.45
					81.10	89.00	7.90	1.15
					124.55	136.70	12.15	3.10
					147.00	156.50	9.50	1.03
					163.20	176.00	12.80	0.72
					182.00	185.20	3.20	0.85
					203.91	207.20	3.29	0.87
					213.00	218.30	5.30	1.11

TDD052	9682296	693502.3	70	-51	0.00	16.27	16.27	2.01
					33.40	40.32	6.92	1.43
					67.70	87.64	19.94	2.14
					94.53	102.50	7.97	10.70
					116.98	125.45	8.47	2.20
					135.00	139.90	4.90	1.03
					151.90	155.90	4.00	1.79
					172.00	174.31	2.31	5.06
					183.31	190.71	7.40	3.53
					272.00	280.60	8.60	6.28

HOLE	NORTHING	EASTING	AZIMUTH	INCL.	MINERALIZATION			Au
	(UTM)	(UTM)			FROM	TO	WIDTH	(g/t)
					(m)	(m)	(m )
TDD053	9682682	693662.3	260	-55	29.83	48.00	18.17	1.88
					50.00	56.46	6.46	1.05
					69.30	72.02	2.72	1.28
					77.80	80.82	3.02	1.04
					84.82	85.80	0.98	1.28
					104.50	105.50	1.00	1.02
					127.38	129.51	2.13	0.99
					169.00	170.54	1.54	5.80
					174.57	182.24	7.67	0.68
					194.00	195.00	1.00	4.64
					216.00	217.00	1.00	1.54
					219.00	222.00	3.00	1.70

TDD054	9682234	693582.6	70	50	0.00	131.81	131.81	2.25

TDD055	9682375	693504.5	70	50	9.90	11.00	1.10	1.90
					45.70	47.20	1.50	2.57
					57.23	58.96	1.73	1.46
					72.88	77.80	4.92	1.06
					101.60	111.50	9.90	0.99
					158.35	165.00	6.65	1.55
					175.89	182.89	7.00	4.95

TDD056	9682552	693746.3	260	-50	168.00	197.00	29.00	2.04

TDD057	9682697	693444	70	-51	92.82	122.10	29.28	1.59

TDD058	9682086	693639.6	70	-50	0.00	96.34	96.34	2.49
					110.60	151.49	40.89	2.45
					157.00	161.56	4.56	2.76

TDD059	9682471	693771.1	260	-50	0.90	6.85	5.95	0.89
					10.23	15.56	5.33	1.09
					65.80	72.33	6.53	1.89
					196.87	203.87	7.00	0.85

TDD061	9682157	693587.2	70	50	0.00	13.42	13.42	3.14
					51.00	104.18	53.18	2.70
					120.00	181.00	61.00	3.62

Holes are uncut.

Commenting on these drilling results at Twangiza, Peter Cowley, President and C.E.O. of the Company, said: "In addition to the ongoing drilling of the Main Twangiza deposit where we continue to intersect excellent widths and grades of gold mineralization, results from boreholes TDD047 and TDD050 drilled 1,400 metres to the north between the Kashegeshe and Lukungurhi workings, indicate good potential for the delineation of additional resources outside the Main Twangiza deposit where Indicated resources of 16.79 million tonnes grading 2.75 g/t Au (equivalent to 1.48 million ounces of gold), Measured resources of 4.8 million tonnes grading 3.50 g/t Au (equivalent to 0.54 million ounces of gold) and Inferred resources of 62.33 million tonnes grading 1.93 g/t Au (equivalent to 3.88 million ounces of gold) have already been delineated. In addition we are still to commence exploration on the nearby, major artisanal sites of Mufwa and Tshondo."

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company's sample preparation facility in Bukavu, DRC. The core samples were then crushed down to minus 2 mm, split with half of the sample pulverised down to 90% passing 75 microns. Approximately 150 grams of the pulverised sample was then shipped to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were analysed for gold by fire assay using a 50g charge. As part of the Company's QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches.

Additional information with respect to the Twangiza property is contained in the following technical reports of Michael B. Skead (who is the Company's Vice President of Exploration and a "qualified person" as such term is defined in National Instrument 43-101): (a) the report dated November 10, 2006 and entitled "Third NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo"; and (b) the report dated March 30, 2006 and entitled "NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo". Copies of these reports can be obtained from SEDAR at www.sedar.com. Exploration at Twangiza is being conducted under the supervision of Mr. Skead (Aus.I.M.M).

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person

The exploration results disclosed in this report have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff based in Bukavu, DRC, under the supervision of Daniel Bansah (Aus.I.M.M), the Company's Mineral Resources Manager and a "qualified person" (as such term is defined in National Instrument 43-101).

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

7

Item 8	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change referred to herein and this report are as follows:

Peter N. Cowley (President and Chief Executive Officer) - (44) 790-454-0856 (United Kingdom telephone number).

Item 9	Other Information

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This report contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resources, exploration results, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources (the mineral resource figures referred to in this report are estimates and no assurance can be given that the indicated levels of gold will be produced), changes in world gold markets and equity markets, political developments in the DRC, changes to regulations affecting the Company's activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Item 10	Date of Report

December 21, 2006

TWANGIZA PROJECT
DRILL HOLE LOCATIONS

693000 mE
694000 mE
9686000 mN
9684000 mN
9683000 mN
9682000 mN
N
Kashegeshe
workings
Lukungurhi
workings
Muhuna
workings
Mbwega
workings
TDD047
TDD050
TDD043
TDD022
TDD019
TDD018
TDD017
TDD024
TDD015
TDD025
TDD021
TDD016
TDD032
TDD027
TDD013
TDD030
TDD028
TDD012
TDD011
TDD001
TDD010
TDD007
TDD046
TDD014
TDD057
TDD045
TDD063
TDD044
TDD056
TDD059
TDD042
TDD034
TDD052
TDD037
TDD054
TDD031
TDD033
TDD060
LEGEND
Coreholes-previously reported
Coreholes-reported in this press release
Awaiting results
Artisanal workings
Resource outline
0
250
500
metres
BANRO_GIS/GIS/TWANGIZA/TWAC031